SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2005

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                     RYANAIR PASSENGER GROWTH OF 25%
                            FOR NOVEMBER 2005

The following are Ryanair's passenger and internet statistics for November 2005.

                   November      November       Rolling 12 months ended 30th
                     2004          2005                    Nov 2005

Passengers1       2,197,373     2,748,889                  32,731,836

Load Factor2           82%           81%                       84%

InternetSales
Percentage3            97%           98%                       98%


 1. Represents the number of earned seats flown by Ryanair. Earned seats include seats that are flown whether or not the passenger turns up because once a flight has departed a no-show customer is not entitled to change flights or seek a refund.

 2. Represents the number of passengers as a proportion of the number of seats available for passengers.

 3. Represents the number of initial seat sales sold via the Ryanair internet site as a percentage of total initial seat sales. Initial seat sales exclude changed and amended seat sales.

ENDS.                         5th December 2005


For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 05 December, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director